Filed by CH2M HILL Companies, Ltd.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: CH2M HILL Companies, Ltd.

Commission File No. 000-27261

This filing relates to the proposed merger of CH2M HILL Companies, Ltd., a Delaware corporation (“CH2M”) with and into Basketball Merger Sub Inc. (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of Jacobs Engineering Group, Inc., a Delaware corporation (“Jacobs”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of August 1, 2017, by and among CH2M, Merger Sub and Jacobs.

Q2 2017 Stockholder Update Call Jacque Hinman, Chairman and CEO Gary McArthur, Executive VP and CFO Natalie Eldredge, Director of Investor Relations August 10, 2017

Additional Information and Where to Find It In connection with the proposed acquisition of CH2M by Jacobs pursuant to the terms of an Agreement and Plan of Merger by and among CH2M, Jacobs and Merger Sub, Jacobs intends to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Form S-4”) that will contain a proxy statement of CH2M and a prospectus of Jacobs, which proxy statement/prospectus will be mailed or otherwise disseminated to CH2M’s stockholders when it becomes available. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT JACOBS, CH2M AND THE MERGER. Investors may obtain free copies of the proxy statement/prospectus when it becomes available, as well as other filings containing information about Jacobs and CH2M, without charge, at the SEC’s Internet website (http://www.sec.gov). Copies of these documents may also be obtained for free from the companies’ websites at www.jacobs.com or www.ch2m.com. Participants in Solicitation Jacobs, CH2M and their respective officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of CH2M in connection with the proposed transaction. Information about Jacobs’s executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on November 22, 2016 and its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on December 9, 2016. Information about CH2M’s executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on March 7, 2017, and the proxy statements for its 2017 annual meeting of stockholders, which was filed with the SEC on April 24, 2017. Investors may obtain more detailed information regarding the direct and indirect interests of Jacobs, CH2M and their respective executive officers and directors in the acquisition by reading the preliminary and definitive proxy statement/prospectus regarding the proposed transaction when it is filed with the SEC. When available, you may obtain free copies of these documents as described in the preceding paragraph. No Offer or Solicitation This document relates to a proposed business combination between Jacobs and CH2M. This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This document is not a substitute for the prospectus or any other document that Jacobs may file with the SEC in connection with the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Forward-Looking Statements Certain statements contained in this document constitute forward-looking statements as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. Statements made in this document that are not based on historical fact are forward-looking statements, including statements regarding whether and when the proposed transaction between Jacobs and CH2M will be consummated and the anticipated benefits thereof. Although such statements are based on management's current estimates and expectations, and currently available competitive, financial, and economic data, forward-looking statements are inherently uncertain, and you should not place undue reliance on such statements as actual results may differ materially. We caution the reader that there are a variety of risks, uncertainties and other factors that could cause actual results to differ materially from what is contained, projected or implied by our forward-looking statements. The potential risks and uncertainties include, among others, the possibility that CH2M may be unable to obtain required stockholder approval or that other conditions to closing the transaction may not be satisfied, such that the transaction will not close or that the closing may be delayed; general economic conditions; the possibility of unexpected costs, liabilities or delays in connection with the transaction; risks that the transaction disrupts current plans and operations of the parties to the transaction; the ability to recognize the benefits of the transaction; the amount of the costs, fees, expenses and charges related to the transaction and the actual terms of any financings that will be obtained for the transaction; the outcome of any legal proceedings related to the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement. For a description of some additional factors that may occur that could cause actual results to differ from forward-looking statements see Jacobs’s Annual Report on Form 10-K for the period ended September 30, 2016 and CH2M’s Annual Report on Form 10-K for the period ended December 30, 2016, and in particular the “Risk Factors” discussion thereunder as well as Jacobs’s and CH2M’s other filings with the Securities and Exchange Commission. Neither Jacobs nor CH2M is under any duty to update any of the forward-looking statements after the date of this document to conform to actual results, except as required by applicable law.

Transformational improvements delivered since 2014 Reshaped portfolio for higher quality, lower-risk contracts and fewer key clients Addressed last 2 high-risk contracts Power EPC contract terminated and arbitration claims filed Texas tollway near completion; aggressively pursuing recovery for claims/change orders Held stable revenues despite declines from portfolio reshaping and energy slump Strengthened balance sheet, performance and profitable growth pipeline Improved SG&A as a percent of revenue 4+%, 455 bp, since 2014 Pivoted from operating losses to operating income high achieved this quarter Fueled more profitable, organic growth

2nd Quarter 2017 Results Contracted revenue from new wins doubled, with contracted gross margin from new wins up 43% Gross revenue backlog at $8.84B, gross margin backlog up 5% Industry-leading engagement and talent attraction, actively hiring! (CH2M LinkedIn Elevate engagement performance versus benchmarks) $ 29M $ 1.24 Earnings continuing ops per diluted common share 43% Gross Margin contracted new wins $ 47M Net income continuing ops. $ 1.28B Revenue $ 30M SG&A improved Operating income $ 73M

Agreement overview Premium on current CH2M share price of $50.69 Total Enterprise Value of $3.3 B 10.1x EV / TTM (Trailing Twelve Months) adjusted EBITDA Total Equity Value of ~$2.85 B Consideration of 60% paid in cash; 40% paid in Jacobs (JEC) shares, with the exchange rate fixed at signing. After receiving all elections, each shareholder’s mix will be pro-rated to achieve an outcome, in aggregate, of 60% cash and 40% shares. Price of $88.08 per CH2M share No further internal market or quarterly trades of CH2M stock pending transaction closing. If approved, transaction close expected by the end of this calendar year.

Anticipated timeline and what to expect August 2 Announcement 8K/News releases Special stockholder call ~October Special Proxy mailed 8K/News releases ~November Stockholder Special Meeting 8K/News release Before the end of 2017 calendar year Close 8K/News release All stockholder communication will be filed with the SEC and available to you at ir.ch2m.com. Questions should be submitted to stockholder@ch2m.com Required Regulatory Review Ongoing August 8 Report Second Quarter 2017 Results

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Q2 2017 results Net income from continuing operations $47 million vs. net loss from continuing operations ($6 million) in 2016 $8.84 billion Revenue backlog Earnings Per Diluted Share from continuing operations $1.24 vs. ($0.41) in Q2 2016 Contracted new wins Doubled compared with Q2 2016 Contracted gross margin from new wins up 43% Revenue $1.28 billion, flat vs. a year ago SG&A $205 million, improved by $30 million from Q2 2016

Q2 2017 results by business segment Business segment Revenue Change y/y Operating income National governments $ 482 M 0% $ 15 M Private sector 303 M - 8% 10 M State and local governments 500 M 5% 48 M Total $ 1,285 M 0% 73 M

Cash and liquidity $112M Cash at June 30, 2017 $522M Total debt outstanding - up $24M from year end >$400M Available under revolving credit facility $47M YTD June 2017 cash generated by operating activities from continuing operations versus $1M YTD June 2016 10 Second Quarter 2017 Results

Winning new work : End-to-end, sustainable solutions that differentiate CH2M

Water utility win City of North Miami Beach, 15-year water utility contract Capital program management Engineering, planning/design Operations and maintenance of the utility Progressive design-build improvements

Nuclear deactivation and remediation contract CH2M-led Four Rivers Nuclear Partnership 10-year, performance-based contract at the Paducah Gaseous Diffusion Plant in western Kentucky, U.S. Managing deactivation and remediation for more than 650 structures and parcels

Defense industry wins U.S. Naval Facilities Engineering Command Marine Corps Logistics Base Contract supporting recovery of tornado-damaged base in Albany, Georgia, U.S. Lockheed Martin Deliver a number of final assembly stations on the production line for the F-35 Joint strike Fighter aircraft.

Westminster Palace renewal Restoring England’s most iconic “House” CH2M awarded programme management contract to lead the historic restoration and renewal of the Palace of Westminster and Houses of Parliament

Advancing industrial operations New wins with clients in semiconductors, oil & gas, automotive and mining industries New contract to engineer and design advanced facilities for global semiconductor client Win providing civil works and maintenance services for a major oil and gas company in the North Pacific Renewed operations and maintenance contract for Honda American Motor facilities in Torrence, California and Sao Paulo, Brazil Follow-on contract with Renova for Minas Gerais cleanup from mining dam failure

Closing Successfully transformed with attractive portfolio and winning strategy Paved the way for choice to combine CH2M with Jacobs Greater value expected for employees, clients and shareholders Anticipating transaction closing by the end of this calendar year Promising future advancing progress for clients, people and planet delivering the promise of a more connected, sustainable world